Exhibit 99.1
WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders
NEW YORK, NY and MUMBAI, INDIA, August 12, 2011— WNS (Holdings) Limited (NYSE: WNS), a leading global business process outsourcing (BPO) provider, today announced that the annual general meeting of its shareholders will be held on Tuesday, September 13, 2011, beginning at 11.30 am (Jersey time), at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.
The Company’s annual report on Form 20-F for the financial year ended March 31, 2011 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2011 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on April 29, 2011. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 12, 2011.
The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company’s registered office at: Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Jennifer Yu, telephone: +44 (0)1534 281 837) or ronald.dmello@wns.com, attention Ronald D’Mello.
About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.
Investors Contact:
David Mackey
Investor Relations
david.mackey@wns.com
ir@wns.com